SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12733
Tower Automotive Products Employee 401(k) Savings Plan
Tower Automotive, Inc.
27175 Haggerty Road
Novi, Michigan 48377

Tower Automotive Products Employee 401(k) Savings Plan
Financial Report
December 31, 2005

Tower Automotive Products
Employee 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
Tower Automotive Products Employee
401(k) Savings Plan
Novi, Michigan
We have audited the accompanying statement of net assets available for benefits of the Tower Automotive Products Employee 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tower Automotive Products Employee 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Grand Rapids, Michigan
May 19, 2006

Tower Automotive Products
Employee 401(k) Savings Plan
Statement of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Participant-directed investments:

Money market fund	$22,365	$110,972

Pooled separate account	22,084,367	23,794,745

Mutual funds	30,566,799	34,065,097

Tower Automotive, Inc. common stock	55,295	2,085,481

Participant loans	404,453	712,164

Total participant-directed investments	53,133,279	60,768,459

Employee contributions receivable	8,172	25,100

Net Assets Available for Benefits	$53,141,451	$60,793,559

See Notes to Financial Statements.

Tower Automotive Products
Employee 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004
Additions to Net Assets Available for Benefits
Investment income:

Interest and dividends	$1,463,962	$547,703
Net appreciation (depreciation) in fair value of investments in:

Mutual funds	667,352	2,701,019

Employer common stock	(2,165,024)	(2,616,265)

Pooled separate account	878,863	956,855

Total investment income	845,153	1,589,312

Contributions:

Employee	1,429,274	2,108,519

Rollover	1,952	2,839

Total contributions	1,431,226	2,111,358

Total additions	2,276,379	3,700,670

Deductions from Net Assets Available for Benefits

Benefits paid directly to participants	9,917,870	9,348,155

Administrative expenses	10,617	87,286

Total deductions	9,928,487	9,435,441

Net Decrease in Net Assets	(7,652,108)	(5,734,771)

Net Assets Available for Benefits

Beginning of year	60,793,559	66,528,330

End of year	$53,141,451	$60,793,559

See Notes to Financial Statements.

Tower Automotive Products
Employee 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of the Plan
The following description of the Tower Automotive Products Employee 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution profit-sharing plan covering certain union employees of Tower Automotive Products Company, Inc. (the “Company”). The Plan is sponsored by R.J. Tower Corporation (the “Sponsor”), the parent of the Company. Eligible employees can become participants in the Plan at any time after completion of a collectively bargained probationary period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
On February 2, 2005, Tower Automotive, Inc. (the Parent of the Sponsor) and its US subsidiaries, including the Company and the Sponsor (collectively “the Debtors”), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court Southern District of New York. The Debtors are operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code. An official committee of unsecured creditors has been appointed.
The Debtors have requested that the Bankruptcy Court approve payment of certain pre-petition liabilities including employee wages and benefits. Since the filing, all orders sufficient to enable the Debtors to conduct normal business activities, including the approval of the Debtors’ financing have been entered by the Bankruptcy Court. While the Debtors are subject to Chapter 11, all transactions of the Debtors outside the ordinary course of business will require the prior approval of the Bankruptcy Court.
It is unclear what impact, if any, this will have on the Company’s workforce and the Plan. These financial statements do not include any adjustments or disclosure appropriate for a terminating plan as the Sponsor has no intention nor has taken any actions necessary to terminate the Plan.
Contributions — Participants may elect to make contributions to the Plan through payroll deductions of 1 percent to 90 percent of the participant’s compensation, as defined. The Plan also allows participants to transfer funds from other qualified

Tower Automotive Products
Employee 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
plans into the Plan. There were no transfers during the plan year ended December 31, 2005 or December 31, 2004.
The Company may make a matching contribution based on the participant’s contributions. This matching contribution amount is determined by a collective bargaining agreement with the covered union. There was no such contribution for 2005 and 2004.
Plan Operations — The Company appointed New York Life Trust Company to act as trustee of the Plan. The Company has also appointed a committee of employees of the Company to act as plan administrator. The trustee is responsible for holding the investment assets of the Plan, executing investment transactions and making distributions to participants. The plan administrator interprets and communicates the provisions of the Plan, ensures that all government and participant reporting requirements are fulfilled, and approves certain distributions from the Plan to participants.
Participant Accounts —Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant’s account plus or minus any allocation of income, expenses, gains, or losses. Participants direct the investment of their accounts among various investment options offered by the Plan. Allocations to participant accounts are based on compensation or account balances, as specified by the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company-matching contribution accounts is based on years of continuous service, as follows:

Vesting
Years of Service	Percentage
Less than 2 years	0
2 years	40
3 years	60
4 years	80
5 years or more	100

Tower Automotive Products
Employee 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Loans to Participants — Under certain conditions, a participant may obtain a loan from the Plan. A participant’s loan cannot exceed the lesser of $50,000 or one-half of the participant’s non-forfeitable interest in the Plan. The loan will bear a reasonable interest rate, be adequately secured, and not exceed a period of five years. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic payments, at least annually, of equal amounts of at least $600 over a period not to exceed 15 years. In-service withdrawals are also allowed under the terms of the Plan under certain circumstances.
Forfeited Accounts — Forfeited balances of terminated participants’ non-vested accounts are used to pay the administrative expenses of the Plan for the plan year in which the forfeiture occurs or the following plan year.
Note 2 — Summary of Accounting Policies
Assets and Liabilities — Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair value of the pooled separate account is based on the quoted market prices of the underlying assets. Money market and mutual funds and shares of common stock are valued at market value as determined by quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.
The underlying asset of the pooled separate account is the Stable Value Account which is provided by New York Life Insurance Company. The Stable Value Account is valued at contract value, which approximates fair value due to the short maturity of the contract. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.
The Stable Value Account is invested mostly in collateralized mortgage obligations, corporate and agency bonds, and mortgage backed securities.
Amounts contributed to the Stable Value Account earn a guaranteed interest rate as determined by New York Life Insurance Company and is guaranteed to be no less than 0 percent before any deduction for expenses. During the plan years ended December 31, 2005 and 2004, the crediting interest rate on the Stable Value Account was 4.43 percent and 4.38 percent, respectively.

Tower Automotive Products
Employee 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Benefits Paid — Benefits are recorded when paid.
Administrative Expenses — Certain administrative expenses and withdrawal fees charged by the Plan’s trustee are paid out of plan assets. All other expenses incurred in conjunction with the Plan are paid by the Company.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
New Accounting Pronouncements — In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan’s financial statements.
Note 3 — Investments
The fair value of significant individual investments at December 31, 2005 and 2004 is as follows:

	2005	2004
Pooled separate account — New York Life
Anchor Account	$22,084,367	$23,794,745
Mutual funds:
Franklin Balance Sheet Investment Fund	3,248,556	2,852,271
AIM Basic Value Fund	3,029,216	3,675,693
MainStay S&P 500 Index Fund Class A	3,714,515	4,677,493
AIM Small Cap Growth Fund	6,867,691	7,882,279
Goldman Sachs Mid Cap Value Fund Class A	2,736,176	2,000,943

Tower Automotive Products
Employee 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 4 — Related Party Transactions
Certain plan investments are shares of a pooled separate account, mutual funds, and a money market fund managed by New York Life Trust Company. New York Life Trust Company is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Until February 7, 2005, participants could elect to invest in Tower Automotive, Inc. common stock. Effective February 7, 2005, additional investments in Tower Automotive, Inc. common stock were suspended. Tower Automotive, Inc. is the parent of the Sponsor of the Plan.
Note 5 — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.
The Company has closed several of its business units associated with the Plan between 2004 and 2006 as part of its operational restructuring to reduce excess capacity and improve operational efficiency. Due to these closures, a partial plan termination has occurred. All participants affected by these closures will become 100 percent vested in their account balances.
Note 6 — Tax Status
The Plan obtained its latest determination letter dated November 6, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, after consulting with legal counsel, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 7 — Reconciliation with Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 at December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per financial Statements	$53,141,451	$60,793,559
Less contributions receivable at December 31	(8,172)	(25,100)

Net assets available for benefits per Form 5500	$53,133,279	$60,768,459

Tower Automotive Products
Employee 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
The following is a reconciliation of employee contributions per the financial statements to Form 5500 for the year ended December 31, 2005:

Employee contributions per financial statements	$1,429,274
Less employee contributions receivable at December 31, 2005	(8,172)
Plus contributions receivable at December 31, 2004	25,100

Employee contributions per Form 5500	$1,446,202

The following is a reconciliation of employee contributions per the financial statements to Form 5500 for the year ended December 31, 2004:

Employee contributions per financial statements	$2,108,519
Less employee contributions receivable at December 31, 2004	(25,100)
Plus contributions receivable at December 31, 2003	38,192

Employee contributions per Form 5500	$2,121,611

Contributions made after year-end were accrued as receivables on the financial statements as of December 31. Contributions are recognized when received on Form 5500.
Note 8 — Subsequent Events
Substantially all participants in the Plan were employed at the company’s Milwaukee, WI, manufacturing facility. On March 31, 2006, all manufacturing operations at the Milwaukee facility ceased and substantially all participants were laid off.

Tower Automotive Products
Employee 401(k) Savings Plan
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1521832, Plan 014
December 31, 2005

(a)(b)
Identity of Issuer,	(c)
Borrower,	Description of Investment (Including Maturity		(e)
Lessor, or Similar	Date,	(d)	Current
Party	Rate of Interest, Par, or Maturity Value)	Cost	Value
New York Life Trust	Pooled separate account — New York Life Anchor
Company	Account	*	$22,084,367

	Mutual funds:
	PIMCO Total Return Fund	*	2,223,291
	AIM Basic Value Fund	*	3,029,216
	MainStay Income Manager Fund Class A	*	1,458,667
	Franklin Balance Sheet Investment Fund	*	3,248,556
	MainStay A MAP Fund	*	638,472
	MainStay S&P 500 Index Fund Class A	*	3,714,515
	AIM Small Cap Growth Fund	*	6,867,691
	Federated Capital Appreciation Fund Class A	*	2,445,235
	Fidelity Advisor Value Strategies Fund T Shares	*	1,109,838
	Artisan International Fund	*	1,462,614
	Oppenheimer Capital Appreciation Fund	*	429,575
	Goldman Sachs Mid Cap Value Fund Class A	*	2,736,176
	Artisan Mid Cap Fund	*	1,202,953

	Money market fund — MainStay Cash Reserves Fund	*	22,365

Tower Automotive, Inc.	Common stock — Tower Automotive, Inc.	*	55,295

Participants	Participant loans — Bearing interest at rates ranging from 5.00 percent to 10.50 percent	—	404,453

	Total investments		$53,133,279

*	Cost information not required

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tower Automotive Products Employee 401(k) Savings Plan

/s/Christopher T. Hatto

DATE June 20, 2006	Christopher T. Hatto, Corporate Controller and
Chief Accounting Officer of Tower Automotive, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm